FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 11, 2009, regarding its financial statements for the nine months ended September 30, 2009..

2009 Third Quarter Results

Santiago, Chile, November 11, 2009. Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2009. Figures are expressed in nominal terms, unless otherwise stated. Estimates have been used to apply International Financial Reporting Standards (IFRS) to 2008 figures. See annex A – 2008 IFRS Restatements.

FINANCIAL HIGHLIGHTS

  During the 3Q09 we recorded a net income of Ch$68,697 million, a YoY decrease of 48% and a slight decrease of 6.2% when compared to the prior quarter. The YoY decrease was strongly influenced by the high inflation experienced during that period.

  ROAE reached 18.9% in the 3Q09, outperforming the average recorded by the Chilean banking industry of 16.1%.

  During 3Q09, we reversed the downward trend experienced during the 1H09 and posted loan growth of 2.8%, exceeding the 0.9% recorded by the Chilean Banking industry. Consequently, total loan market share increased by 34 basis points.

  Our strong focus on cost control and productivity resulted in a 8.1% YoY decrease in operating expenses.

  Past-due loans to total loans ratio decreased QoQ by 7 basis points, to 0.70%. Moreover, our coverage ratio reached 346% which compared favorably to the system’s average of 180%.

Selected Financial Data	3Q08			% Change
(in nominal Ch$)	(restated)	2Q09	3Q09	3Q09/3Q08

Income Statement (Millions of Chilean pesos)
Net financial income(1)	240,760	196,416	184,823	(23.2)%
Fees and Commissions, net	57,524	62,675	60,064	4.4%
Other operating income	5,988	5,014	13,409	123.9%
Operating revenues	304,272	264,105	258,296	(15.1)%
Provisions for loan losses	(32,946)	(61,796)	(64,316)	95.2%
Operating expenses	(128,602)	(117,665)	(118,149)	(8.1)%
Net income	132,099	73,255	68,697	(48.0)%

Earnings per Share (Chilean pesos)
Net income per share	1.64	0.89	0.83	(49.4)%
Book value per share	15.77	16.29	16.54	4.9%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	13,057,299	12,258,790	12,598,286	(3.5)%
Total assets	17,193,523	16,270,326	16,387,440	(4.7)%
Equity	1,300,882	1,343,993	1,371,889	5.5%

Ratios
Profitability
Return on average assets (ROAA)	3.2%	1.8%	1.7%
Return on average equity (ROAE)(3)	38.5%	21.2%	18.9%
Net Financial Margin(2)	6.7%	5.4%	5.2%
Efficiency ratio	42.3%	44.6%	45.7%
Credit Quality
Past Due Loans / Total Loans	0.6%	0.8%	0.7%
Allowances for loan losses/ Total loans	1.6%	2.2%	2.4%
Allowances / Past Due Loans	275.2%	287.9%	346.1%
Provisions for Loan Losses / Avg. Loans	1.0%	2.0%	2.1%
Capital Adequacy
Total capital / Risk adjusted assets	11.3%	13.6%	13.4%

[1]	Net interest revenue, foreign exchange transactions and gains (losses) from trading and brokerage activities
[2]	Net financial income divided by average interest earning assets.
[3]	ROAE excludes provisions for minimum dividends.

2009 Third Quarter Results

Third Quarter 2009 Highlights

• Improvement in the financial and economic environment. During 3Q09, the local and international economy witnessed a series of positive changes such as improvements in the financial markets, consumer confidence, unemployment rate and GDP forecast. These changes foresee a more optimistic economic scenario for the future.

However, in spite of the many risks still present, the local financial system has begun to reflect this positive trend in the 3Q09, posting the first quarterly loan growth in 2009, and consecutively, an improvement in credit quality.

The sound performance of the Chilean banking system observed during the crisis and the expansive policies implemented by the Chilean government, should allow us to take advantage of the economic recovery.

• New reform to the financial system has been announced. A new reform for the local capital market was announced during the last quarter. This reform (named MKIII) pursues to create a deeper financial market, encouraging international and national institutions to invest in Chile and increasing the competition in the credit market. MKIII mainly includes, among others, tax benefits for foreign investors, the incorporation of new investment instruments (ETF’s) and to allow international banks that have representative offices in Chile to disclose their credit offer.

• Banco de Chile is among the top 10 performers as financial institutions in terms of the financial crisis management. The “América Economía” magazine, elaborated a ranking of the financial enterprises that better faced the crisis in Latin America. We attained the fifth place in the region. The ranking considered loan portfolio quality, liquidity, profitability and efficiency to evaluate the enterprises.

• Banco de Chile ranks first among private banks in Corporate Reputation. The eighth version of the “Hill&Knowlton Captiva - La Tercera Corporate Reputation ranking” ranked us first among our peers in Corporate Reputation. This ranking considers six dimensions of corporate reputation: emotional relation, financial performance, social responsibility, work environment, administration, products and services.

• Banco de Chile changes its organizational structure. After one of the most challenging periods in the world’s financial system, we initiated a new phase with a special focus on improving growth performance, operational stability and service quality. The new organizational structure pursues to achieve quicker communication, facilitate the decision making process and enhance essential areas in order to assure the execution of key strategic activities.

• Financial advisory services. Our Financial Advisory subsidiary led eight bond transactions during the 3Q09. The deals were performed to companies from different sectors such as construction, financial and energy, among others. Additionally, we completed six debt restructuring plans to companies in the transportation, manufacturing, financial and construction industries

• Banco de Chile purchased a residential mortgage loan portfolio. During 3Q09, we purchased a mortgage loan portfolio of approximately 132 operations for an amount of Ch$ 12,361 million from an insurance company. Through this deal, we increased our residential mortgage loan market share in approximately 6 basis points.

• Paul Krugman participated in a conference organized by Banco de Chile and Banchile. In October, the 2008 Nobel Prize Paul Krugman, professor of Economics and International Affairs at the Princeton University, participated in a conference organized by Banco de Chile and Banchile Securities Brokerage and Banchile Mutual Funds subsidiaries.

• Banco de Chile reaches a settlement with the Chilean government. We reached an agreement with the Chilean goverment regarding the Augusto Pinochet case. The agreement established that the Government of Chile abandons the complaint filed against us on March 11th, 2009 in the United Court of the Southern District of Florida. The total payment for the settlement reached US$3.1 million.

2009 Third Quarter Results

Financial System

• The Chilean Financial System reported total net income of Ch$330,422 million in the 3Q09, an increase of 17% when compared to the prior quarter. This increase was mainly due to an 18.5% decrease in provisions for loan losses and, in lesser extent, to an increase in operating revenues. ROAE reached 16.1% in the 3Q09, showing an increase of 199 basis points when compared to the 2Q09. In turn, the efficiency ratio showed a slight deterioration passing from 44.7% in the 2Q09 to 46.3% in the 3Q09.

• Total loans to customers, as of September 30, 2009, amounted to Ch$67,331,232 million, representing a quarterly increase of 0.9% when compared to the previous quarter. This increase was due to a rise in demand from corporations, and consumers. The quarterly change was mainly due to a 2.2% increase in residential loans and, to a lesser extent, to commercial and consumer loans which increased by 0.4% and 0.6%, respectively. Credit quality also improved during the quarter with past-due loans to total loans reducing from 1.36% in 2Q09 to 1.34% in 3Q09 and provision for loan losses to average total loans dropping from 2.13% in the 2Q09 to 1.75% in the 3Q09.

Beginning January 2009, figures for the financial system are presented under new accounting standards. As a result, figures for 2009 are not 100% comparable

2009 Third Quarter Results

Banco de Chile 2009 Third-Quarter Consolidated Results

NET INCOME

Our consolidated net income totaled Ch$68,697 million during the 3Q09, representing a 48% decrease when compared to our historic record of Ch$132,099 recorded in the 3Q08. This YoY decrease is mainly explained by: (i) an extraordinary high inflation rate in the 3Q08, which impacted net financial income favorably in that quarter, (ii) an important increase in provisions for loan losses as a result of a riskier economic scenario, and, (iii) a smaller loan portfolio in the 3Q09 as a consequence of the economic downturn. The aforementioned factors were partially offset by a decrease in operating expenses, one of our strategic focuses.

In 3Q09, we reached an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.7% and 18.9%, respectively. These ratios compared favorably to the average recorded by the Chilean financial system of 1.4% and 16.1%, respectively.

Net income from subsidiaries posted an increase of 13% during the 3Q09 as compared to the 3Q08. The higher net income was mostly explained by a strong increase in the results of the Securities Brokerage subsidiary, which was partially offset by the lower results of the Financial Advisory, Mutual Funds and Insurance Brokerage subsidiaries.

The increase in net income from our Securities Brokerage subsidiary was explained by a significant rise in stock trading fees as a result of both, higher trading volumes at industry level and an increase in our market share from 12.5% in 3Q08 to 15.4% in 3Q09. Additionally, this subsidiary posted a slight decrease in operating expenses.

Revenues from our mutual fund business decreased from Ch$3,005 million in the 3Q08 to Ch$2,725 million during the 3Q09. The decrease was exclusively due to the lower nominal revenues generated by the securities portfolio, explained by the lower inflation rate experienced during the current quarter. Excluding this effect, the business posted a 13.7% increase in revenues, as assets under management were up 27.7% . This subsidiary also decreased its operating expenses by 7.4% .

Our financial advisory subsidiary experienced a YoY quarterly decrease of 21.3% in net income due to a lower number of completed businesses transactions in the 3Q09. During the year and in the 3Q09 this subsidiary showed an important increase in bond advisories, which was more than offset by the decreases in transactions related to structure financing, M&A and equity advisory.

The YoY quarterly decrease in Socofin’s net income was due to a collective bargaining agreement which was signed on July 2008, requiring the recognition of a one-time cost of approximately Ch$500 million booked as operating expenses in 3Q08.

Net Income by Company

(in millions of nominal Chilean pesos)	3Q08	2Q09	3Q09	% Change 3Q09/3Q08

Bank	123,831	62,724	59,350	(52.1)%
Securities Brokerage	2,421	3,451	3,859	59.4%
Mutual Funds	3,005	1,848	2,725	(9.3)%
Insurance Brokerage	1,174	1,062	1,052	(10.4)%
Financial Advisory	1,418	1,953	1,116	(21.3)%
Factoring	467	1,787	401	(14.1)%
Securitization	(11)	(18)	55	(603.6)%
Promarket (credit pre-evaluation)	129	351	99	(23.1)%
Socofin (collection)	(358)	91	26	(107.3)%
Trade Services	23	6	14	(41.3)%

Total Net Income	132,099	73,255	68,697	(48.0)%

Total net income showed a 6.2% decrease in 3Q09 compared to the previous quarter figure, primarily as a consequence of: (i) 2.2% decrease in operating revenues mainly due to both, lower profitability in the investment portfolio as well as lower income from the UF/$ gap management, and, (ii) a 4.1% increase in provision for loan losses.

2009 Third Quarter Results

NET FINANCIAL INCOME

Net financial income decreased to Ch$184,823 million in the 3Q09 as compared to Ch$240,760 million in the 3Q08, mainly as a consequence of the reduction in net financial margin of 150 basis points as well as a 0.9% decrease in average interest earning assets.

Net Interest Revenue

(in millions of nominal Chilean pesos)	3Q08	2Q09	3Q09	% C hange
				3Q09/ 3Q08	3Q09/ 2Q09

Interest revenue	499,049	251,685	205,054	(58.9)%	(18.5)%
Interest expense	(270,815)	(73,117)	(41,173)	(84.8)%	(43.7)%
Interest revenue from trading instruments	12,928	934	1,000	(92.3)%	7.1%
Gains (losses) from securities	334	(3,313)	8,825	2,542.2%	(366.4)%
Gains (losses) from derivatives contracts	61,376	(61,898)	25,737	(58.1)%	(141.6)%
Foreign Exchange transactions, net	(62,112)	82,125	(14,620)	(76.5)%	(117.8)%

Net Financial Income	240,760	196,416	184,823	(23.2)%	(5.9)%

Avg. Int. earning assets	14,448,014	14,641,214	14,311,175	(0.9)%	(2.3)%
Net Financial Margin(1)	6.67%	5.37%	5.17%
Net Interest Margin	6.32%	4.88%	4.58%

The slight decrease in average interest earning assets between the 3Q09 and the 3Q08 was mainly explained by a reduction in loan volumes, which was partially offset by an increase in financial securities.

The YoY reduction in our net financial margin from 6.67% to 5.17% was mainly due to:

• The decrease in the inflation rate, measured by -0.4% fluctuation of the UF during 3Q09, compared to a positive 3.7% in 3Q08, which implied that during 3Q09 we earned lower interest income on the portion of UF denominated interest earning assets funded in nominal Chilean pesos (approximately Ch$80,800 million),and,

• A lower contribution derived from non-interest bearing liabilities, principally demand deposits, as a result of the decrease in nominal interest rates (average monetary policy rate was 0.5% in 3Q09 and 7.75% in 3Q08) for approximately Ch$9,000 million.

The aforementioned factors were mostly offset by:

• Higher lending spreads as a result of an active management focus on the appropriate balance between risk and return (approximately Ch$ 18,600 million).

• The positive impact arising from the decrease in interest rates, which favorably impacted the value of our securities portfolio and, at the same time, generated upbeat repricing effects (as our interest bearing liabilities reprice faster than our interest earnings assets), and,

• A better funding structure mostly as a consequence of higher current accounts volumes (interest earning assets to interest bearing liabilities ratio increased from 1.30 times in 3Q08 to 1.38 times in 3Q09).

Additionally, operating revenues from clients (composed of revenues from loans, deposits, derivatives and services) in the 3Q09 posted an increase of approximately 3% as compared to 3Q08. This was very favorable when taking into consideration the lower loan volumes as well as the lower margins obtained from non interest bearing liabilities during the 3Q09.

Our net financial income for the 3Q09 decreased by 5.9% as compared to the 2Q09 due to a 20 basis points reduction in net financial margin from 5.4% in 2Q09 to 5.2% in 3Q09. This decrease was mostly led by: (i) a lower result (approximately Ch$3,600 million) associated to the gap in UF/Ch$ as inflation decreased from -0.1% in 2Q09 to -0.4% in 3Q09, and, (ii) a lower contribution from non interest bearing liabilities as a result of the decrease in nominal interest rates.

______________________________
1 Net financial income divided by average interest earning assets.

2009 Third Quarter Results

FEES AND COMMISSION, NET

Fees and Commissions, net, by Company

(in millions of nominal Chilean pesos)	3Q08	2Q09	3Q09	% Change 3Q09/3Q08

Bank	34,504	36,512	34,503	(0.0)%
Mutual Funds	10,146	9,782	10,988	8.3%
Financial Advisory	1,928	2,557	1,530	(20.6)%
Insurance Brokerage	4,798	4,804	4,762	(0.8)%
Securities Brokerage	1,750	4,272	3,401	94.3%
Factoring	345	327	329	(4.6)%
Socofin	3,885	4,297	4,341	11.7%
Securization	72	36	124	72.2%
Promarket	64	78	65	1.6%
Trade Services	32	10	21	(34.4)%

Total Fees and
Commissions, net	57,524	62,675	60,064	4.4%

Total net Fees and Commissions amounted to Ch$60,064 million in 3Q09, posting an increase of 4.4% from the 3Q08. This higher result was led by an increase in the subsidiaries revenues as core bank fees remained flat. In spite of the new regulation implemented in April 2009 which prohibits fees charged for non-agreed in advance overdrafts, we were able to mitigate the impact of this regulation through different commercial initiatives for non credit related business growth. Therefore, decreases in checking accounts, overdrafts fees and insurance fees were completely offset by increases in credit lines, sight accounts and ATMs.

Regarding our subsidiaries, the securities brokerage company almost doubled the amount of fees posted in the 3Q08, based in higher fee income in stock transactions led by a 59.9% increase in stock trading volumes.

Our mutual fund and collection subsidiaries also showed an important YoY growth in fees during 3Q09. The former improved fees in 8.3% as a result of a 27.7% increase in asset under management. In turn, Socofin improved its performance primarily due to higher fees charged as a result of higher collection volumes. Conversely, financial advisory net fee income posted a decrease of 20.6%, due to lower business transactions.

Fees on a quarter-on-quarter basis experienced a decrease of 4.2% led by lower fees in insurance, checking accounts, stock transactions and financial advisories. However, fee income to operating expenses reached 51% in 3Q09, an important improvement compared to the 45% posted in the 3Q08 and significantly above the average recorded by the Chilean financial system.

OTHER OPERATING INCOME

Other operating income expanded to Ch$13,409 million in the 3Q09 as compared to Ch$5,988 million in the 3Q08 and Ch$5,014 million in 2Q09. The increase in the 3Q09 regarding both prior quarters was mainly attributable to a release of additional provisions for an amount of Ch$7,000 million that was established during 4Q08.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$64,316 million in the 3Q09 compared to Ch$32,946 million in the 3Q08 and Ch$61,796 million in the 2Q09. The YoY quarterly increase was mainly a consequence of the global economic downturn that raised the risk profile of individuals and companies.

Additionally, aggregate demand and unemployment rates are still weaker than those figures recorded a year ago, requiring higher provisioning levels. As mentioned in previous releases, this higher level of provisioning is necessary to maintain an adequate level of reserves to cover any future possible losses in the loan portfolio. As a result, our loan loss provisions net of recoveries to average loans increased to 2.09% in the 3Q09 as compared to 1.03% in the 3Q08.

Provisions for loan losses increased by Ch$2,520 million in the 3Q09. This increase over the prior quarter is exclusively due to the higher provisions recorded during July 2009 which were related to the fishing sector and the downgrading of one specific company. However, the evolution of provisions charges showed an important decrease in August and September reaching Ch$ 16,580 million and Ch$ 10,224 million, respectively. We intensified negotiations with customers from the salmon industry in order to restructure their liabilities and provide them with long-term business viability.

Despite the weaker asset quality experimented this year, there have been signs of improvement in the economic activity during the current quarter.

2009 Third Quarter Results

Allowances and Provisions

(in millions of nominal Chilean pesos)	3Q08	2Q09	3Q09	% Change
				3Q09/3Q08

Allowances

Allowances at the beginning of each period	188,123	248,700	272,548	44.9%
Charge-off	(27,529)	(44,377)	(40,835)	48.3%
Provisions for loan losses established, net	44,279	68,225	71,487	61.4%

Allowances at the end of each period	204,873	272,548	303,200	48.0%

Provisions for loan losses

Provisions for loan losses established	(44,279)	(68,225)	(71,487)	61.4%
Loan loss recoveries	11,333	6,429	7,171	(36.7)%

Provisions for loan losses	(32,946)	(61,796)	(64,316)	95.2%

Ratios

Allowances for loan losses/ Total loans	1.57%	2.22%	2.41%
Provisions for loan losses / Avg. Loans	1.03%	1.97%	2.09%
Charge-offs / Avg. Loans	(0.86)%	(1.41)%	(1.32)%
Recoveries / Avg. Loans	0.35%	0.20%	0.23%

Past-due loans increased on a YoY basis by 17.7% and reached Ch$87,596 million in the 3Q09. This variation was mainly related to commercial loans and to a lesser extent, to consumer loans as a consequence of the adverse economic conditions faced by the industry. Consequently, past due loans to total customer loans ratio increased to 0.7% in the 3Q09 from 0.6% in the 3Q08. However, our coverage ratio increased to 346% in the 3Q09, quite above the average for the financial system standing at 180%, and the 275% posted by our Bank in September 2008.

Past-due-loans decreased on a QoQ basis by 7.5% . This was mainly due to: (i) an increase in collection productivity, (ii) a proactive renegotiation of impaired loans, and, (iii) a better payment behavior observed from our client base.

The impaired loans to total loans ratio (which include both the overdue portion of the loans and the entire remaining balance when a portion is past-due) reached 1.57% as of September 30, 2009, comparing favorably to the 2.89% recorded by the financial system. On a QoQ basis, impaired loans to total loans ratio decreased by 14 basis points from 1.71% in 2Q09.

Past Due Loans

(in millions of nominal Chilean pesos)	Sep-08	Jun-09	Sep-09	% C hange	% C hange
				12-mo nths	3Q09/ 2Q09

Commercial loans	57,490	74,052	67,722	17.8%	(8.5)%
Consumer loans	10,569	12,445	11,758	11.3%	(5.5)%
Residential mortgage loans	6,382	8,186	8,116	27.2%	(0.9)%

Total Past Due Loans	74,441	94,683	87,596	17.7%	(7.5)%

2009 Third Quarter Results

OPERATING EXPENSES AND EFFICIENCY

Total operating expenses in the 3Q09 amounted to Ch$118,149 million, a decrease of 8.1% when compared to the Ch$128,602 million recorded during the 3Q08. This decrease was primarily a result of: (i) a 9.3% decrease in staff expenses and (ii) a 10.0% decrease in administrative expenses.

The key drivers of the lower expenses were:

• The reduction in personnel by 3.6% as a result of higher efficiencies generated by an increase in productivity,

• Lower severances and variable compensation expenses,

• A focus on cost control and lower business activity which decreased administrative expenses related to marketing, supplies and technology, and

• The one-time expense posted by Socofin in 3Q08 due to a collective bargaining agreement which was signed on July 2008.

This outstanding performance was accomplished, in spite of a 4.1% inflation adjustment for the personnel salaries during the last 12 months and a higher non-recurrent expenses related to a collective bargaining (Ch$955 million) and legal contingency expenses (Ch$ 900 million).

In spite of the decrease in the operating expenses, our efficiency ratio rose from 42.3% to 45.7% between 3Q09 and 3Q08, mostly due to an important decrease in the operating revenues.

In comparison to the 2Q09, operating expenses remained almost flat. In fact, the slight increase of Ch$484 million was in part due to the establishment of contingency provisions related to cross-border loans for an amount of Ch$ 1,473. Excluding this effect, operating expenses would have reached Ch$ 116,676 which results in a decrease of 0.8% when compared to the prior quarter. Consequently, the efficiency ratio rose from 44.6% in 2Q09 to 45.7% in 3Q09.

Operating Expenses

(in millions of nominal Chilean pesos)	3Q08	2Q09	3Q09	% Change 3Q09/ 3Q08

Staff expenses	(67,978)	(63,797)	(61,690)	(9.3)%
Administrative expenses	(44,792)	(40,730)	(40,333)	(10.0)%
Depreciation and amortization	(7,657)	(7,937)	(7,950)	3.8%
Other operating expenses	(8,175)	(5,201)	(8,176)	0.0%
Total operating expenses	(128,602)	(117,665)	(118,149)	(8.1)%

Efficiency Ratio*	42.3%	44.6%	45.7%	-

* Operating expenses/Operating revenues

INCOME TAX

In 3Q09 we recorded a tax expense of Ch$7,194 million as compared to Ch$ 11,847 million in 2Q09 and Ch$11,199 million in 3Q08, reflecting an effective tax rate of 9.4%, 13.9% and 7.8%, respectively. The lower quarter-on-quarter effective rate was due to a temporary tax benefit recognized during this quarter related to a tax analysis mentioned in the previous release.

In turn, the lower effective tax rate recorded in 3Q08 was mostly due to a lower income tax base as a result of loss from price level restatement (which must be considered for tax purposes).

2009 Third Quarter Results

LOAN PORTFOLIO

Our total loans to customers amounted to Ch$12,598,286 million in the 3Q09, or a 3.5% decrease when compared to the 3Q08. This annual contraction is the result of the international and local economic downturn that has negatively impacted principally commercial loans and, to a lesser extent, consumer loans with YoY contractions of 6.7% and 0.9%, respectively. The adverse environment for the investment and private consumption, especially during the previous two quarters, reduced the financial needs of individuals and corporations, and at the same time, made more cautious the loan offer. Additionally, the deflation and the sharp decrease in the foreign exchange rate since September 2008 have also contributed to this reduction given its impact in UF indexed and foreign currency loans.

The aforementioned decreases have been partially offset by a 7% expansion in residential loans. This was driven by: (i) organic growth as a result of the strengthening the sales of this product, (ii) the reduction of the long term interest rates, (iii) the lower prices in housing in 2009 as compared to 2008, and, (iv) two portfolio purchases of residential loans from an insurance company by an aggregate amount of Ch$37,461 million carried out in 2Q09 and 3Q09.

In addition, the financial impact of lower loans volumes has been offset by higher lending spreads, as a result of a proactive management of the risk/return equation.

After the peak reached in the 4Q08, our loan portfolio showed two consecutive quarterly contractions during 2009. However, in the 3Q09 this trend was reversed, showing a 2.8% growth in total loans in both, wholesale and retail segments, increasing 2.1% and 3.4%, respectively. This significant rise was above the average posted by banking system and our main peers resulting in a quarterly increase of 34 basis points in our total loan market share, led by an increase in commercial loans of 39 basis points. At September 30, our total loan market share reached 18.71% and is the Chilean financial leader in commercial loans with a participation of 19.92% .

Our quarterly loan growth reflects the economic upturn that has been witnessed in the Chilean economy during the last few months, as well as the improvement in credit quality. Consequently, we could expect loan volumes to continue growing as the economy maintains this trend.

Total Loans to Customers

(in millions of nominal Chilean pesos)	Sep-08	Jun-09	Sep-09	% Change 3Q09 / 3Q08	% Change 3Q09 / 2Q09

Commercial Loans	8,955,125	8,093,122	8,356,286	(6.7)%	3.3%
Commercial credits	6,329,869	6,126,971	6,387,020	0.9%	4.2%
Mortgage loans	182,570	150,240	138,442	(24.2)%	(7.9)%
Foreign trade loans	1,289,410	903,243	882,200	(31.6)%	(2.3)%
Factoring	461,481	235,545	234,323	(49.2)%	(0.5)%
Leasing contracts	691,795	677,123	714,301	3.3%	5.5%
Residential Mortgage Loans	2,244,753	2,342,980	2,401,303	7.0%	2.5%
Consumer Loans	1,857,421	1,822,688	1,840,697	(0.9)%	1.0%

Total loans to customers	13,057,299	12,258,790	12,598,286	(3.5)%	2.8%

2009 Third Quarter Results

FUNDING

Our total liabilities amounted to Ch$15,015,551 million as of September 30, 2009, a decrease of 5.5% as compared to the same period last year. This annual reduction was mainly explained by a decrease in interest bearing liabilities (savings accounts and time deposits), which more than offset the increase in non-interest bearing liabilities (current accounts and demand deposits).

The annual expansion in the latter was due to: (i) a significant increase of 19.7% in current accounts, as a consequence of the sharp reduction in nominal interest rates, and, (ii) the successful initiatives to cross-sell its products as well as to selectively expand the current account customer base. As a result, we remain as the market leader in current accounts with a market share of 25.2% as of September 2009.

The annual decline in interest bearing liabilities was mainly driven by the decrease in our assets volumes. This reduction was mainly posted by a 5.2% decrease in borrowings from financial institutions, primarily due to more convenient local funding conditions as compared to those related to funding abroad and by a 5.9% decrease in saving accounts and time deposits as a consequence of the drop in nominal interest rates. That phenomenon and a better performance of stock markets during 3Q09 has led to an inflow of funds, from saving accounts and time deposits to variable income instruments. In fact, our mutual fund subsidiary increased its assets under management by 27.7% in last 12-months.

Total liabilities experienced a moderate increase of 0.6% during 3Q09. This increase was explained by rise in demand deposits, saving accounts and time deposits, and borrowings from financial institutions. The aforementioned effects were partially offset by a decrease in currents accounts and derivative instruments.

Funding

(in millions of nominal Chilean pesos)	Sep-08	Jun-09	Sep-09	% Change 12 - months	% Change 3Q09 / 2Q09

Non-interest Bearing Liabilities
Current Accounts	2,313,159	2,844,900	2,767,994	19.7%	(2.7)%
Demand deposits	504,540	448,939	605,153	19.9%	34.8%
Derivative intruments	742,742	726,289	497,941	(33.0)%	(31.4)%
Transactions in the course of payment	304,255	269,679	291,888	(4.1)%	8.2%
Other	461,107	352,314	374,211	(18.8)%	6.2%
Subtotal	4,325,803	4,642,121	4,537,187	4.9%	(2.3)%
Interest Bearing Liabilities
Savings accounts & Time Deposits	7,763,091	7,222,078	7,307,213	(5.9)%	1.2%
Securities sold under repurchase agreement	590,425	288,892	208,972	(64.6)%	(27.7)%
Borrowings from Financial Inst.	1,277,105	925,201	1,211,084	(5.2)%	30.9%
Debt issued	1,808,074	1,771,399	1,615,699	(10.6)%	(8.8)%
Mortgage Finance bonds	368,068	302,886	284,927	(22.6)%	(5.9)%
Subordinated bonds	472,150	503,646	523,888	11.0%	4.0%
Other bonds	967,856	964,867	806,884	(16.6)%	(16.4)%
Other	128,144	76,642	135,396	5.7%	76.7%
Subtotal	11,566,839	10,284,212	10,478,364	(9.4)%	1.9%

Total Liabilities	15,892,642	14,926,333	15,015,551	(5.5)%	0.6%

2009 Third Quarter Results

SECURITIES PORTFOLIO

As of September 30, 2009, our securities portfolio totaled Ch$1,638,658 million, representing a 19.9% annual increase and a quarterly increase of 0.8% . The annual increase was related to a higher exposure in Central Bank securities as well as in local financial institutions.

Moreover, during 2009 as a result of the economic downturn and the sharp inflation decrease, interest rates showed a significant decline (approximately 620 basis points in 2 year peso Chilean Central Bank bonds and 90 basis points in 5 year UF Chilean Central Bank bonds), which allowed us to generate significant revenues in the trading portfolio as well as from the sale of a portion of the available for sale portfolio.

Financial Securities

(in millions of nominal Chilean pesos)	Sep-08	Jun-09	Sep-09	% Change 12-months	% Change 3Q09/2Q09

Trading securities	634,063	517,010	469,359	(26.0)%	(9.2)%
Available for sale	732,534	1,108,930	1,169,299	59.6%	5.4%
Held to maturity	0	0	0	-	-

Total Financial Securities	1,366,597	1,625,940	1,638,658	19.9%	0.8%

EQUITY

As of September 30, 2009, our Equity totaled Ch$1,371,889 million, 5.5% higher compared to 3Q08. This growth was principally related to the capitalization of 30% of 2008 net income and to the higher net income estimated under the new IFRS criteria for 2008.

According to the new accounting regulations from the Chilean Superintendency of Banks, we have recorded a provision for minimum dividends of Ch$133,858 million at the end of the third quarter of 2009. This corresponds to 70% of the net income for the period.

As of September 30, 2009, on a consolidated basis, Basic Capital to Total Assets reached 7.68%, while Total Capital to Risk-Adjusted Assets posted 13.4%, above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

BANCO DE CHILE CREDIT RISK RATINGS

Local Ratings

	Fitch Chile	Feller- Rate
	Ratings	Ratings

Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA+	AA+
Shares	1st Class Level 1	1st Class Level 1

2009 Third Quarter Results

International Ratings

Fitch Ratings	Rating

Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating

Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating

Long Term Foreign Currency Deposits	A1
Short Term Foreign Currency Deposits	Prime-1
Long Term Local Currency Deposits	Aa3
Short Term Local Currency Deposits	Prime-1

2009 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters				% Change		% Change

	3Q08 MCh$	2Q09 MCh$	3Q09 MCh$	3Q09 MUS $	3Q09-3Q08	3Q09-2Q09	Sep.08 MCh$	Jun.09 MCh$	Sep. 09 MCh$	Sep.08-Sep,09

Interest revenue and expense
Interest revenue	499,049	251,685	205,054	376	(58.9) %	(18.5) %	1,190,847	430,656	635,710	(46.6) %
Interest expense	(270,815)	(73,117)	(41,173)	(75)	(84.8) %	(43.7) %	(628,943)	(108,688)	(149,861)	(76.2) %
Net interest revenue	228,234	178,568	163,881	300	(28.2) %	(8.2) %	561,904	321,968	485,849	(13.5) %

Fees and commissions
Income from fees and commissions	68,844	74,935	73,502	135	6.8%	(1.9) %	200,826	142,596	216,098	7.6%
Expenses from fees and commissions	(11,320)	(12,260)	(13,438)	(25)	18.7%	9.6%	(32,579)	(26,117)	(39,555)	21.4%
Total fees and commissions, net	57,524	62,675	60,064	110	4.4%	(4.2) %	168,247	116,479	176,543	4.9%

Gains (losses) from trading and brokerage activities	74,638	(64,277)	35,562	65	(52.4) %	(155.3) %	140,488	(125,258)	(89,696)	N/A
Foreign exchange transactions, net	(62,112)	82,125	(14,620)	(27)	(76.5) %	(117.8) %	(112,124)	168,391	153,771	N/A
Other operating income	5,988	5,014	13,409	25	123.9%	167.4%	64,272	11,909	25,318	(60.6) %

Operating revenues	304,272	264,105	258,296	473	(15.1) %	(2.2) %	822,787	493,489	751,785	(8.6) %

Provisions for loan losses	(32,946)	(61,796)	(64,316)	(118)	95.2%	4.1%	(105,237)	(112,900)	(177,216)	68.4%

Net operating revenues	271,326	202,309	193,980	355	(28.5) %	(4.1) %	717,550	380,589	574,569	(19.9) %

Operating expenses
Staff expenses	(67,978)	(63,797)	(61,690)	(113)	(9.3) %	(3.3) %	(238,504)	(127,968)	(189,658)	(20.5) %
Administrative expenses	(44,792)	(40,730)	(40,333)	(74)	(10.0) %	(1.0) %	(125,606)	(84,530)	(124,863)	(0.6) %
Depreciation and amortization	(7,657)	(7,937)	(7,950)	(15)	3.8%	0.2%	(26,005)	(16,049)	(23,999)	(7.7) %
Other operating expenses	(8,175)	(5,201)	(8,176)	(15)	0.0%	57.2%	(26,622)	(10,483)	(18,659)	(29.9) %
Total operating expenses	(128,602)	(117,665)	(118,149)	(217)	(8.1) %	0.4%	(416,737)	(239,030)	(357,179)	(14.3) %

Net operating income	142,724	84,644	75,831	139	(46.9) %	(10.4) %	300,813	141,559	217,390	(27.7) %

Income attributable to affiliates	574	458	60	0	(89.5) %	(86.9) %	3,698	1,023	1,083	(70.7) %
Loss from price-level restatement	0	0	0				0	0	0

Income before income taxes	143,298	85,102	75,891	139	(47.0) %	(10.8) %	304,511	142,582	218,473	(28.3) %

Income taxes	(11,199)	(11,847)	(7,194)	(13)	(35.8) %	(39.3) %	(25,896)	(20,051)	(27,245)	5.2%

Income for the period	132,099	73,255	68,697	126	(48.0) %	(6.2) %	278,615	122,531	191,228	(31.4) %

Equity holders of the parent	132,098	73,254	68,696	126	(48.0) %	(6.2) %	278,613	122,530	191,226	(31.4) %
Minority interest	1	1	1	0			2	1	2

Net income	132,099	73,255	68,697	126	(48.0) %	(6.2) %	278,615	122,531	191,228	(31.4) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$546.07 for US$1.00 as of September 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Third Quarter Results

BANCO DE CHILE
CONS OLIDATED BALANCE S HEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Sep 08	Dec 08	Jun 09	Sep 09	Sep-09	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 09-Sep 08	Sep 09-Jun 09

Cash and due from banks	617,058	751,223	886,296	659,878	1,208	6.9%	(25.5% )
Transactions in the course of collection	558,549	469,631	491,461	422,561	774	(24.3) %	(14.0% )

Trading securities	634,063	679,843	517,010	469,359	860	(26.0) %	(9.2% )
Securities purchased under resale agreement	113,059	75,519	38,269	39,960	73	(64.7) %	4.4%
Derivate instruments	806,152	904,726	672,937	519,909	952	(35.5) %	(22.7% )
Loans and advances to Banks	422,185	321,992	92,363	322,883	591	(23.5) %	249.6%

Loans to customers, net
Commercial loans	8,955,125	9,464,525	8,093,122	8,356,286	15,303	(6.7) %	3.3%
Residential mortgage loans	2,244,753	2,313,569	2,342,980	2,401,303	4,397	7.0%	2.5%
Consumer loans	1,857,421	1,890,563	1,822,688	1,840,697	3,371	(0.9) %	1.0%
Loans to customers	13,057,299	13,668,657	12,258,790	12,598,286	23,071	(3.5) %	2.8%
Allowances for loan losses	(204,873)	(242,626)	(272,548)	(303,200)	(555)	48.0%	11.2%
Total loans to customers, net	12,852,426	13,426,031	11,986,242	12,295,086	22,516	(4.3) %	2.6%

Available for sale instruments	732,534	1,071,438	1,108,930	1,169,299	2,141	59.6%	5.4%
Held to maturity instruments	0	0	0	0	0	-	-

Investments in affiliates	12,439	12,330	11,637	11,810	22	(5.1) %	1.5%
Intangible assets	32,556	33,175	33,587	33,791	62	3.8%	0.6%
Fixed assets	213,729	214,301	209,974	207,948	381	(2.7) %	(1.0% )

Current tax assets	0	0	0	0	0	-	-
Deferred tax assets	67,077	73,251	71,937	75,452	138	12.5%	4.9%
Other assets	131,696	125,777	149,683	159,504	292	21.1%	6.6%

Total assets	17,193,523	18,159,237	16,270,326	16,387,440	30,010	(4.7) %	0.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$546.07 for US$1.00 as of September 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Third Quarter Results

BANCO DE CHILE
CONS OLIDATED BALANCE S HEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Sep 08	Dec 08	Jun 09	Sep 09	Sep-09	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 09-Sep 08	Sep 09-Jun 09

Liabilities
Current accounts and demand deposits	2,817,699	3,007,261	3,293,839	3,373,147	6,177	19.7%	2.4%
Transactions in the course of payment	304,255	141,988	269,679	291,888	535	(4.1) %	8.2%
Securities sold under repurchase agreement	590,425	420,658	288,892	208,972	383	(64.6) %	(27.7) %
Saving accounts and time deposits	7,763,091	8,472,590	7,222,078	7,307,213	13,382	(5.9) %	1.2%
Derivate instruments	742,742	862,799	726,289	497,941	912	(33.0) %	(31.4) %
Borrowings from financial institutions	1,277,105	1,498,549	925,201	1,211,084	2,218	(5.2) %	30.9%
Debt issued	1,808,074	1,900,087	1,771,399	1,615,699	2,959	(10.6) %	(8.8) %
Other financial obligations	128,144	93,708	76,642	135,396	248	5.7%	76.7%
Current tax liabilities	16,779	9,053	11,634	18,222	33	8.6%	56.6%
Deferred tax liabilities	29,007	32,990	29,842	29,997	55	3.4%	0.5%
Provisions	231,984	291,673	180,467	226,613	415	(2.3) %	25.6%
Other liabilities	183,336	106,664	130,371	99,379	182	(45.8) %	(23.8) %

Total liabilities	15,892,641	16,838,020	14,926,333	15,015,551	27,497	(5.5) %	0.6%

Equity
Capital	1,016,335	1,106,491	1,158,752	1,158,752	2,122	14.0%	0.0%
Reserves	157,317	66,506	141,300	141,644	259	(10.0) %	0.2%
Other accounts	(8,068)	(16,660)	(827)	6,116	11	(175.8) %	(839.5) %
Retained earnings
Retained earnings from previous periods	7,354	8,007	8,007	8,007	15	8.9%	0.0%
Income for the period	278,613	347,563	122,530	191,226	350	(31.4) %	56.1%
Provisions for minimum dividends	(150,677)	(190,698)	(85,771)	(133,858)	(245)	(11.2) %	56.1%
Minority interest in consolidated subsidiaries	8	8	2	2	0	(75.0) %	0.0%

Total equity	1,300,882	1,321,217	1,343,993	1,371,889	2,513	5.5%	2.1%

Total liabilities & equity	17,193,523	18,159,237	16,270,326	16,387,440	30,010	(4.7) %	0.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS). All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.

All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$546.07 for US$1.00 as of September 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Third Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year Ended

	3Q08	2Q09	3Q09	Sep.08	Dec.08	Sep.09

Earnings per Share
Net income per Share (Ch$) (1)	1.64	0.89	0.83	3.45	4.29	2.32
Net income per ADS (Ch$) (1)	981.16	532.43	499.30	2,068.07	2,576.92	1,389.88
Net income per ADS (US$) (2)	1.78	1.01	0.91	3.74	4.10	2.55
Book v alue per Share (Ch$) (1)	15.77	16.29	16.54	15.77	16.25	16.54
Shares outstanding (Millions)	80,880	82,552	82,552	80,880	80,880	82,552

Profitability Ratios (3)(4)
Net Interest Margin	6.32%	4.88%	4.58%	5.39%	5.35%	4.36%
Net Financial Margin	6.67%	5.37%	5.17%	5.66%	5.59%	4.94%
Fees and commissions / Av g. Interest Earnings Assets	1.59%	1.71%	1.68%	1.61%	1.57%	1.59%
Operating Rev enues / Av g. Interest Earnings Assets	8.42%	7.22%	7.22%	7.89%	7.64%	6.75%
Return on Av erage Total Assets	3.22%	1.79%	1.72%	2.35%	2.11%	1.53%
Return on Av erage Equity (5)	38.54%	21.23%	18.89%	27.47%	25.12%	17.60%

Capital Ratios
Equity / Total Assets	7.57%	8.26%	8.37%	7.57%	7.28%	8.37%
Basic Capital / Total Assets	6.66%	7.62%	7.68%	6.66%	6.56%	7.68%
Basic Capital / Risk-Adjusted Assets	8.63%	10.11%	9.95%	8.63%	8.56%	9.95%
Total Capital / Risk-Adjusted Assets	11.31%	13.57%	13.41%	11.31%	11.71%	13.41%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.57%	0.77%	0.70%	0.57%	0.60%	0.70%
Allow ance for Loan Losses / Past due Loans	275.21%	287.85%	346.13%	275.21%	296.07%	346.13%
Allow ance for Loans Losses / Total Loans to customers	1.57%	2.22%	2.41%	1.57%	1.78%	2.41%
Prov ision for Loan Losses / Av g. Loans to customers (4)	1.03%	1.97%	2.09%	1.15%	1.24%	1.85%

Operating and Productivity Ratios
Operating Ex penses / Operating Rev enues	42.27%	44.55%	45.74%	50.65%	51.88%	47.51%
Operating Ex penses / Av erage Total Assets (3) (4)	3.14%	2.87%	2.95%	3.51%	3.47%	2.86%

Average Balance Sheet Data (1)(3)
Av g. Interest Earnings Assets (million Ch$)	14,448,014	14,641,214	14,311,175	13,904,532	14,450,606	14,846,787
Av g. Assets (million Ch$)	16,395,616	16,388,466	16,018,017	15,824,452	16,500,182	16,666,465
Av g. Equity (million Ch$)	1,261,219	1,326,605	1,354,263	1,259,817	1,272,155	1,335,237
Av g. Loans to customers (million Ch$)	12,789,457	12,563,946	12,338,167	12,212,058	12,605,889	12,758,227
Av g. Interest Bearing Liabilities (million Ch$)	11,107,767	10,756,098	10,328,224	10,563,565	11,088,007	10,968,550

Other Data
Ex change rate (Ch$)	552.47	529.07	546.07	520.14	629.11	546.07

Notes
(1) These figures w ere ex pressed in nominal Chilean pesos.
(2) These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.
(5) ROAE ex cludes prov isions for minimum div idends

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$546.07 for US$1.00 as of September 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Third Quarter Results

ANNEX A – 2008 IFRS RESTATEMENTS

ASSETS	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	463,892	-	463,892	613,972	-	613,972
Transactions in the course of collection	465,573	-	465,573	608,682	-	608,682
Trading securities	1,193,041	-	1,193,041	987,570	-	987,570
Investments purchased under agreement to resell	38,665	-	38,665	39,680	-	39,680
Derivate instruments	743,215	-	743,215	724,608	-	724,608
Loans and advances to Banks	286,101	26	286,127	271,100	139	271,239
Loans to customer	11,533,120	17,136	11,550,256	12,183,990	8,969	12,192,959
Available for sale instruments	175,836	-	175,836	319,526	-	319,526
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	9,494	1,092	10,586	10,718	1,031	11,749
Intangible assets	31,120	(159)	30,961	31,562	(686)	30,876
Bank premises and equipment	196,373	22,430	218,803	198,497	17,918	216,415
Currents taxes	-	-	-	-	-	-
Deferred tax assets	56,799	1,707	58,506	74,847	3,491	78,338
Other	139,434	18,682	158,116	225,018	18,360	243,378

TOTAL ASSETS	15,332,663	60,914	15,393,577	16,289,770	49,222	16,338,992

ASSETS	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	617,058	-	617,058	751,223	-	751,223
Transactions in the course of collection	558,549	-	558,549	469,631	-	469,631
Trading securities	634,063	-	634,063	679,843	-	679,843
Investments purchased under agreement to resell	113,059	-	113,059	75,519	-	75,519
Derivate instruments	806,152	-	806,152	904,726	-	904,726
Loans and advances to Banks	422,036	149	422,185	321,992	-	321,992
Loans to customer	12,839,054	13,372	12,852,426	13,420,819	5,212	13,426,031
Available for sale instruments	732,534	-	732,534	1,071,438	-	1,071,438
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	11,387	1,052	12,439	11,377	953	12,330
Intangible assets	34,049	(1,493)	32,556	35,363	(2,188)	33,175
Bank premises and equipment	202,527	11,202	213,729	206,418	7,883	214,301
Currents taxes	-	-	-	-	-	-
Deferred tax assets	63,162	3,915	67,077	70,505	2,746	73,251
Other	113,505	18,191	131,696	107,719	18,058	125,777

TOTAL ASSETS	17,147,135	46,388	17,193,523	18,126,573	32,664	18,159,237

2009 Third Quarter Results

ANNEX A - 2008 IFRS RESTATEMENTS

LIABILITIES AND EQUITY	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,808,059	-	2,808,059	2,842,917	-	2,842,917
Transactions in the course of payment	270,699	-	270,699	299,516	-	299,516
Investments purchased under agreement to resell	432,148	-	432,148	425,502	-	425,502
Saving accounts and time deposits	6,972,302	-	6,972,302	7,487,360	-	7,487,360
Derivate instruments	749,042	-	749,042	721,399	-	721,399
Borrowings from financial institutions	906,747	-	906,747	1,209,055	-	1,209,055
Debt issued	1,687,476	-	1,687,476	1,703,454	-	1,703,454
Other financial obligations	77,845	-	77,845	79,215	-	79,215
Currents taxes	11,122	-	11,122	8,054	-	8,054
Deferred tax liabilities	14,152	11,290	25,442	36,529	10,645	47,174
Provisions	110,406	1,824	112,230	159,702	1,941	161,643
Other	153,626	-	153,626	117,126	-	117,126

TOTAL LIABILITIES	14,193,624	13,114	14,206,738	15,089,829	12,586	15,102,415

EQUITY
Capital	1,003,825	-	1,003,825	1,016,335	-	1,016,335
Reserves	117,862	39,307	157,169	144,964	12,205	157,169
Other accounts	(8,049)	-	(8,049)	(5,345)	-	(5,345)
Retained earnings
Retained earnings from previous periods	7,354	-	7,354	7,354	-	7,354
Income for the period	60,100	8,493	68,593	122,084	24,431	146,515
Less: Minimum dividend	(42,070)	-	(42,070)	(85,459)	-	(85,459)

Minority interest in consolidated subsidiaries	17	-	17	8	-	8

TOTAL EQUITY	1,139,039	47,800	1,186,839	1,199,941	36,636	1,236,577

TOTAL LIABILITIES AND EQUITY	15,332,663	60,914	15,393,577	16,289,770	49,222	16,338,992

LIABILITIES AND EQUITY	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,817,699	-	2,817,699	3,007,261	-	3,007,261
Transactions in the course of payment	304,255	-	304,255	141,988	-	141,988
Investments purchased under agreement to resell	590,425	-	590,425	420,658	-	420,658
Saving accounts and time deposits	7,763,091	-	7,763,091	8,472,590	-	8,472,590
Derivate instruments	742,742	-	742,742	862,799	-	862,799
Borrowings from financial institutions	1,277,105	-	1,277,105	1,498,549	-	1,498,549
Debt issued	1,808,074	-	1,808,074	1,900,087	-	1,900,087
Other financial obligations	128,144	-	128,144	93,708	-	93,708
Currents taxes	16,779	-	16,779	9,053	-	9,053
Deferred tax liabilities	18,360	10,647	29,007	25,465	7,525	32,990
Provisions	230,016	1,968	231,984	290,009	1,664	291,673
Other	183,337	-	183,337	106,664	-	106,664

TOTAL LIABILITIES	15,880,027	12,615	15,892,642	16,828,831	9,189	16,838,020

EQUITY
Capital	1,016,335	-	1,016,335	1,106,491	-	1,106,491
Reserves	186,904	(29,588)	157,316	118,169	(51,663)	66,506
Other accounts	(8,068)	-	(8,068)	(16,660)	-	(16,660)
Retained earnings
Retained earnings from previous periods	7,354	-	7,354	8,007	-	8,007
Income for the period	215,252	63,361	278,613	272,425	75,138	347,563
Less : Minimum dividend	(150,677)	-	(150,677)	(190,698)	-	(190,698)

Minority interest in consolidated subsidiaries	8	-	8	8	-	8

TOTAL EQUITY	1,267,108	33,773	1,300,881	1,297,742	23,475	1,321,217

TOTAL LIABILITIES AND EQUITY	17,147,135	46,388	17,193,523	18,126,573	32,664	18,159,237

2009 Third Quarter Results

ANNEX A - 2008 IFRS RESTATEMENTS

STATEMENTS OF INCOME	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	305,648	1,414	307,062	688,232	3,566	691,798
Interest expense	(155,538)	-	(155,538)	(358,128)	-	(358,128)

Net interest revenue	150,110	1,414	151,524	330,104	3,566	333,670

FEES AND COMMISSIONS
Income from fees and other services	60,325	-	60,325	131,982	-	131,982
Other services expenses	(10,557)	-	(10,557)	(21,259)	-	(21,259)

Total fees and commissions, net	49,768	-	49,768	110,723	-	110,723

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	31,772	-	31,772	65,850	-	65,850
Foreign exchange transactions, net	(21,373)	-	(21,373)	(50,012)	-	(50,012)
Other operating income	41,760	(41)	41,719	58,216	68	58,284

TOTAL OPERATING REVENUES	252,037	1,373	253,410	514,881	3,634	518,515
			-			-
Provisions for loan losses	(26,033)	(959)	(26,992)	(61,117)	(11,174)	(72,291)
			-			-

NET OPERATING INCOME	226,004	414	226,418	453,764	(7,540)	446,224

OPERATING EXPENSES
Personnel salaries and expenses	(86,787)	92	(86,695)	(170,510)	(16)	(170,526)
Administrative and other expenses	(42,042)	-	(42,042)	(80,814)	-	(80,814)
Depreciation and amortization	(10,906)	(43)	(10,949)	(18,357)	9	(18,348)
Impairments	-	-	-	-	-	-
Other operating expenses	(11,946)	340	(11,606)	(18,806)	359	(18,447)

TOTAL OPERATING EXPENSES	(151,681)	389	(151,292)	(288,487)	352	(288,135)

NET OPERATING INCOME	74,323	803	75,126	165,277	(7,188)	158,089

Income attributable to affiliates	863	360	1,223	2,592	532	3,124
Loss from price-level restatements	(7,174)	7,174	-	(28,336)	28,336	-

INCOME BEFORE INCOME TAXES	68,012	8,337	76,349	139,533	21,680	161,213

INCOME TAXES	(7,912)	156	(7,756)	(17,448)	2,751	(14,697)

INCOME FOR THE PERIOD	60,100	8,493	68,593	122,085	24,431	146,516

EQUITY HOLDERS OF THE PARENT	60,100	8,493	68,593	122,084	24,431	146,515
MINORITY INTEREST	-	-	-	1	-	1

2009 Third Quarter Results

ANNEX A - 2008 IFRS RESTATEMENTS

STATEMENTS OF INCOME	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	1,180,388	10,459	1,190,847	1,652,148	5,930	1,658,078
Interest expense	(628,943)	-	(628,943)	(885,263)	-	(885,263)

Net interest revenue	551,445	10,459	561,904	766,885	5,930	772,815

FEES AND COMMISSIONS
Income from fees and other services	200,826	-	200,826	275,891	-	275,891
Other services expenses	(32,579)	-	(32,579)	(48,520)	-	(48,520)

Total fees and commissions, net	168,247	-	168,247	227,371	-	227,371

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	140,488	-	140,488	387,850	-	387,850
Foreign exchange transactions, net	(112,124)	-	(112,124)	(353,012)	-	(353,012)
Other operating income	63,573	699	64,272	68,386	1,022	69,408

TOTAL OPERATING REVENUES	811,629	11,158	822,787	1,097,480	6,952	1,104,432

Provisions for loan losses	(91,579)	(13,658)	(105,237)	(138,593)	(17,409)	(156,002)

NET OPERATING INCOME	720,050	(2,500)	717,550	958,887	(10,457)	948,430

OPERATING EXPENSES
Personnel salaries and expenses	(238,466)	(38)	(238,504)	(305,792)	237	(305,555)
Administrative and other expenses	(125,606)	-	(125,606)	(176,564)	-	(176,564)
Depreciation and amortization	(26,303)	298	(26,005)	(35,573)	787	(34,786)
Impairments	-	-	-	-	-	-
Other operating expenses	(26,597)	(25)	(26,622)	(55,919)	(107)	(56,026)

TOTAL OPERATING EXPENSES	(416,972)	235	(416,737)	(573,848)	917	(572,931)

NET OPERATING INCOME	303,078	(2,265)	300,813	385,039	(9,540)	375,499

Income attributable to affiliates	3,005	693	3,698	2,987	785	3,772
Loss from price-level restatements	(61,219)	61,219	-	(77,789)	77,789	-

INCOME BEFORE INCOME TAXES	244,864	59,647	304,511	310,237	69,034	379,271

INCOME TAXES	(29,610)	3,714	(25,896)	(37,810)	6,104	(31,706)

INCOME FOR THE PERIOD	215,254	63,361	278,615	272,427	75,138	347,565

EQUITY HOLDERS OF THE PARENT	215,252	63,361	278,613	272,425	75,138	347,563
MINORITY INTEREST	2	-	2	2	-	2

2009 Third Quarter Results

CONTACTS:	Pablo Mejía
(56-2) 653 3554
pmejia@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2009

Banco de Chile

/s/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO